Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC awarded new contracts in North Sea

    VANCOUVER, May 12 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it has been awarded three new contracts by Statoil for the provision of helicopter services in the Norwegian Sea as follows:

    1.  A three-year contract for the provision of two Eurocopter AS332L2 in support of Statoil's offshore operations based out of Stavanger,
        Norway.

    2.  A five-year contract for the provision of one Sikorsky S-92 and one
        Eurocopter AS332L in support of Statoil's offshore operations out of
        Bronnoysund, Norway.

    3.  A five year contract for the provision of one all-weather Search and
        Rescue Eurocopter AS332L at Statoil's Heidrun field in the Norwegian
        Sea.

    The Bronnoysund and Heidrun contracts will be backed-up by one Eurocopter
AS332L from the CHC base in Kristiansund, Norway. All contracts commence in the first half of 2007 and include options for up to three additional years.
The contracts are anticipated to generate incremental revenue of approximately
CDN $200 million over the fixed terms of the contracts.
    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

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    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied. Actual revenue generated over the term of the Statoil contracts will depend upon hours flown, which may vary at the customer's discretion; the actual term of the contract, which is subject to early termination by the customer; and to contract obligations which are subject to certain penalties in the event they are not fulfilled. While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
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    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: For enquiries, please contact: Rick Davis, CA,
Acting Chief Financial Officer, (604) 279-2471; Chris Flanagan, Director of
Communications, (604) 279-2493;
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http://www.newswire.ca and click on Tools for Investors./
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 09:10e 12-MAY-06